Sofabet Co.



ANNUAL REPORT

8 The Green, STE A

Dover, DE 19901

(818) 451-9659

https://www.betsparket.com/

This Annual Report is dated May 26, 2023.

BUSINESS

Sofabet Co. DBA Sparket is a C-corp organized under the laws of the state of Delaware. Sparket's business model consists of a live event wagering software focused on providing a B2B service to operating partners such as sportsbook and casinos. Our Social Betwork platform is sold across the US as a fully customized and skinned fully online software solution via an online software.

The Company has already had initial proof of concepts with over 1,000 users via free to play contests in partnerships with casinos, golf clubs, and esports tournaments. We are currently in-market with our preliminary free-to-play partnerships. We are approaching GLI-33 sportsbook certification (anticipated Q3 2022) which is a critical milestone in obtaining regulatory approval for real money wagering in US States. We are well positioned to capitalize on a rapidly growing sports betting market which has expanded from 1 state to 34 legal states in the past 4 years.

The Company's Intellectual Property ("IP"): The Company has a Patent Pending- Published: https://patents.google.com/patent/US20220188672A1/ with the USPTO around systems and methods for automatic event outcome prediction, confirmation and validation using machine learning. Sparket hopes to use this technology to bring crowdsourced data and automate manual processes within the live event wagering space. The Company also has secured the trademark to The Social Betwork ™ : Serial Number 90121829 ; Reg Number: 6768882

Previous Offerings

Type of security sold: SAFE

Final amount sold: $826,000.00

Use of proceeds: Software development, general operations and expenses, marketing and employment costs

Date: April 27, 2022

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Pre-revenue for 2021. We began generating revenue Summer of 2022, with $10k coming in August of 2022. We finalized an annual contract with Red Rock Resorts to generate additional revenue of initial $25k and $5k+ monthly recurring revenue. As well, we signed up a few more smaller deals helping us achieve $41k in revenue for the year.

Cost of sales

Not applicable for 2021 and 2022.

Expenses

Expense include employee, legal, and marketing. Increased 2021 net loss from ($236) to 2022 net loss of ($361k)

Gross margins

Because of being early in revenue in 2021 and 2022 years gross margins were negative. This trend may continue in 2023, but very likely to become profitable by 2024.

Historical results and cash flows:

Expenses were largely based on developing certified software, with certification anticipated completed in September 2022. This allows the company to begin generating significant revenue. As well, there will likely continue to be some legal expenses as the company expands.

Cash was raised through SAFE notes, as of end of 2021 the company had raised $485k in SAFE notes. Subsequently the company has raised an additional $341k in SAFE notes totaling $826k.

Continuing to raise a seed capital round of funding for $2m. Over $600k in that round has been secured in 2023, structured through a similar SAFE. Company has had numerous positive discussions with VC capital firms and early stage investors.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $26,223.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Evan Fisher

Amount Owed: $22,000.00

Interest Rate: 6.0%

Maturity Date: October 19, 2023

Creditor: Aaron Basch

Amount Owed: $22,000.00

Interest Rate: 6.0%

Maturity Date: October 19, 2023

Creditor: Various SAFE Holders

Amount Owed: $826,000.00

Interest Rate: 0.0%

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price. If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Aaron Basch

Aaron Basch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Treasurer, and Director

Dates of Service: April, 2019 - Present

Responsibilities: Aaron oversees the company's strategy, operations, as well as day to day functions. Aaron does not take a salary at this time, but is compensated with equity

Other business experience in the past three years:

Employer: Motolease

Title: Director of Finance

Dates of Service: June, 2014 - August, 2020

Responsibilities: Leading finance department, focusing on financial operations and improving processes and systems through data driven initiatives to increase productivity, revenue, and margin .

Name: Evan Fisher

Evan Fisher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Secretary, President, COO

Dates of Service: April, 2019 - Present

Responsibilities: Oversee operations and technical development of the company. Evan does not currently take a salary, but is currently compensated by equity.

Other business experience in the past three years:

Employer: Google

Title: Senior Program Manager

Dates of Service: April, 2018 - February, 2022

Responsibilities: Manager of a data an analytics team within Product Operations, focused on ads customer experience.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Aaron Basch

Amount and nature of Beneficial ownership: 4,000,000

Percent of class: 34.74

Title of class: Common Stock

Stockholder Name: Evan Fisher

Amount and nature of Beneficial ownership: 4,000,000

Percent of class: 34.74

RELATED PARTY TRANSACTIONS

Name of Entity: Evan Fisher

Relationship to Company: Officer

Nature / amount of interest in the transaction: $22,000 loan to company.

Material Terms: $22,000 note to company at 6% interest, rolling over maturity date to 10/19/2023

Name of Entity: Aaron Basch

Relationship to Company: Officer

Nature / amount of interest in the transaction: $22,000 loan to company.

Material Terms: $22,000 note to company at 6% interest, rolling over maturity date to 10/19/2023

OUR SECURITIES

The company has authorized Common Stock, SAFE 1.0, and SAFE 2.0. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,000,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 10,564,250 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

There are no material rights associated with Common Stock.

SAFE 1.0

The security will convert into Safe preferred stock and the terms of the SAFE 1.0 are outlined below:

Amount outstanding: $225,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Equity Financing, Liquidation, Dissolution

Material Rights

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under

Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the

Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

SAFE 2.0

The security will convert into Safe preferred equity and the terms of the SAFE 2.0 are outlined below:

Amount outstanding: $601,000.00

Interest Rate: %

Discount Rate: 10.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution

Material Rights

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under

Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock Equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for live event wagering. Our revenues are therefore dependent upon the market for sports and live event wagering. Minority Holder; Securities with Voting Rights The Common Stock Equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Sofabet Co. was formed on April 15, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sofabet Co. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that Sparket: The Social Betwork is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 1 trademarks and 1 patent-pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as statewide gambling regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including software development, legal work, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Sofabet Co. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Sofabet Co. could harm our reputation and materially negatively impact our financial condition and business. Regulatory Risk Our business model relies on regulatory approvals from state governments to provide our wagering software services. There is a risk that some state governments may not approve our software in which case we would not be able to operate in that state, which would affect the projected financials of our company and would likely adversely impact the value of your investment. Legislative Risk Our business model relies on laws permitting sports gambling and other wagering. While the federal ban on sports gambling has been repealed and many states have approved sports gambling in various forms, any laws prohibiting (or the lack of laws approving) sports or live event wagering, or pari-mutuel wagering specifically, would likely have an adverse impact on our business and on your investment Money Laundering Risk We plan to process financial transactions within our software, which poses a risk of money laundering. While we plan to have strict anti-money laundering controls built into our system, any bad actors in our system could cause us to face legal, financial, and/or reputational risk which would likely adversely impact the value of your investment. Interest Rate Risk Our cash and cash equivalents consist of highly liquid, unrestricted savings, checking and other bank accounts. Significant interest rate changes could impact our ability to receive loans at a commercially sustainable rate. Foreign Currency Risk Though we do not currently operate internationally, foreign currency investments or future business activities internationally could expose our business to risk of fluctuation in foreign currency market. Inflation Risk If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and operating results. Climate Change Risk If climate change has an extreme impact on the economic landscape of the US or the world, our business may not be able to operate at a commercially sustainable level. Minority Holder; Subject to Applicable Gaming Authorities We may become licensed by a gaming authority that requires minority holders of five (5%) percent or greater of the Company's shares of stock to register with the gaming authority and to submit a personal history and financial disclosure. Nonetheless, a gaming authority possesses the inherit power to call forward any minority holder for registration and to submit a personal history and financial disclosure.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 26, 2023.

Sofabet Co.

By   /s/ *Aaron Basch*

Name: <u>Sofabet Co.</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

SOFABET CO.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

SOFABET CO.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	33,874	$	137,319
Prepaids and Other Current Assets		40,261		37,599
Total Current Assets		**74,134**		**174,918**
Intangible assets		290,710		91,940
Total Assets	$	**364,845**	$	**266,858**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Promissory Notes and Loans	$	44,000	$	14,000
Other Current Liabilities		1,920		630
Total Current Liabilities		**45,920**		**14,630**
Simple Agreement for Future Equity (SAFEs)		826,000		485,000
Total Liabilities		**871,920**		**499,630**
STOCKHOLDERS EQUITY				
Common Stock		89,142		1,044
Additional Paid in Capital		6,215		5,457
Retained Earnings/(Accumulated Deficit)		(602,433)		(239,273)
Total Stockholders' Equity		**(507,075)**		**(232,772)**
Total Liabilities and Stockholders' Equity	$	**364,845**	$	**266,858**

See accompanying notes to financial statements.

SOFABET CO.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 41,000	$ -
Cost of Goods Sold	-	-
Gross profit	41,000	-
Operating expenses		
General and Administrative	401,633	237,401
Total operating expenses	401,633	237,401
Operating Income/(Loss)	(360,633)	(237,401)
Interest Expense	2,527	630
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(363,160)	(238,031)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (363,160)**	**$ (238,031)**

See accompanying notes to financial statements.

SOFABET CO.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2020	9,320,000	932	4,152	$ (1,241)	$ 3,843
Issuance of Restricted Stock	1,121,000	112			112
Share-based compensation			428		428
Capital contribution			877		877
Net income/(loss)				(238,031)	(238,031)
Balance—December 31, 2021	10,441,000	$ 1,044	$ 5,457	$ (239,273)	$ (232,772)
Issuance of Restricted Stock	70,478	88,098			88,098
Share-based compensation			466		466
Capital contribution			293		293
Net income/(loss)				(363,160)	(363,160)
Balance—December 31, 2022	$ 10,511,478	$ 89,142	$ 6,215	$ (602,433)	$ (507,075)

See accompanying notes to financial statements.

SOFABET CO.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(363,160)	$	(238,031)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		466		428
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(2,662)		(2,662)
Other Current Liabilities		1,290		630
Net cash provided/(used) by operating activities		**(364,066)**		**(239,635)**
CASH FLOW FROM INVESTING ACTIVITIES				
Internally developed Software (Intangible assets)		(198,770)		(91,940)
Net cash provided/(used) in investing activities		**(198,770)**		**(91,940)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		88,390		989
Borrowing on Promissory Notes and Loans		30,000		-
Simple Agreement for Future Equity (SAFEs) issuance		341,000		341,000
Net cash provided/(used) by financing activities		**459,390**		**341,989**
Change in Cash		(103,445)		10,414
Cash—beginning of year		137,319		17,843
Cash—end of year	$	**33,874**	$	**28,257**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	1,237	$	630
Cash paid during the year for income taxes	$	2,327	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

SofaBet Co. was incorporated on April 15, 2019, in the state of Delaware. The financial statements of SofaBet Co. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Sofabet Co's business model consists of a live event wagering software focused on providing a B2B service to operating partners such as sportsbook and casinos. Our Sparket, the Social Betwork™ platform is sold across the US as a fully customized and skinned fully online software solution via an online software.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Intangible Assets

The Company capitalizes its internally developed software, which will be amortized over the expected period to be benefitted, which may be as long as five years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post-implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of 5 year.

Income Taxes

SofaBet Co. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

    1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

    2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

    3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues via free-to-play partnerships with select partners and has been tested with over 1000 users. Larger projected revenue will come from real-money gaming which the Company is preparing to offer in 2023. The Company model is based on taking 1% of all bet volume coming through our system, plus software and licensing fees.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid Expenses	31,132	37,599
Total Prepaids and Other Current Assets	$ 31,132	$ 37,599

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2021
Accrued Interest	1,920	630
Total Other Current Liabilities	$ 1,920	$ 630

4. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,	2022	2021
Internally Developed Software	$ 290,710	$ 91,940
Intangible assets, at Cost	290,710	91,940
Accumulated amortization	-	-
Intangible assets, Net	$ 290,710	$ 91,940

There was no amortization expenses for the fiscal year ended December 31, 2022 and 2021.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 10,642,250 shares and 9,167,431 shares of Common Stock have been issued and are outstanding, respectively.

6. SHARE-BASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2021	10,416,000	$ 0.00	7.28
Granted	490,000	$ 0.00	
Vested	-	$ -	
Forfeited	(341,750)	$ -	
Outstanding at December 31, 2022	10,564,250		6.77

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of December 31, 2022, was approximately $466.1. The total fair value of the restricted stock awards vested during 2021 and 2020 was $466.1 and $346.2.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Evan Fisher	$ 7,000	6.00%	3/19/2021	12/31/2023	$ 420	$ 420	$ 7,000	$ -	$ 7,000	$ 315	$ 315	$ 7,000	$ -	$ 7,000
Promissory Note- Aaron Basch	$ 7,000	6.00%	3/19/2021	12/31/2023	$ 420	$ 420	$ 7,000	$ -	$ 7,000	$ 315	$ 315	$ 7,000	$ -	$ 7,000
Promissory Note - Evan Fisher	$ 15,000	6.00%	9/30/2022	12/31/2023	$ 225	$ 225	$ 15,000	$ -	$ 15,000	$ -	$ -	$ -	$ -	$ -
Promissory Note- Aaron Basch	$ 15,000	6.00%	9/30/2022	12/31/2023	$ 225	$ 225	$ 15,000	$ -	$ 15,000	$ -	$ -	$ -	$ -	$ -
Total					$ 1,290	$ 1,290	$ 44,000	$ -	$ 44,000	$ 630	$ 630	$ 14,000	$ -	$ 14,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$ 44,000
2024	-
2025	-
Thereafter	-
Total	$ 44,000

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| SAFE(s) | Borrowing Period | Valuation Cap | Discount | As of Year Ended December 31, | | |
				2022	2021	2020
Safes I - IX	Fiscal Year 2021	$ 10,000,000	10-20%	$ 485,000	$ 485,000	$ -
Safes I - IX	Fiscal Year 2022	$ 10,000,000	10%	$ 341,000	$ -	$ -
Total SAFE(s)				**$ 826,000**	**$ 485,000**	**$ -**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price. If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (108,367)	$ (98,114)
Valuation Allowance	108,367	98,114
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (108,367)	$ (98,114)
Valuation Allowance	108,367	98,114
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $691,961, and the Company had state net operating loss ("NOL") carryforwards of approximately $691,961. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

On March 19, 2022, the Company entered into a promissory note agreement with one of shareholders, Evan Fisher, in the amount of $7,000. The Note bears an interest rate of 6% and has a maturity date set to March 19, 2022. As of December 31, 2022, and December 31, 2021, the outstanding balance of the promissory note is $7,000. On September 30, 2022, the agreement was amended to have a maturity date of December 31, 2024.

On March 19, 2022, the Company entered into a promissory note agreement with one of shareholders, Aaron Basch, in the amount of $7,000. The Note bears an interest rate of 6% and has a maturity date set to March 19, 2022. As of December 31, 2022, and December 31, 2021, the outstanding balance of the promissory note is $7,000. On September 30, 2022, the agreement was amended to have a maturity date of December 31, 2024.

On September 30, 2022, the Company entered into a promissory note agreement with one of shareholders, Evan Fisher, in the amount of $15,000. The Note bears an interest rate of 6% and has a maturity date set to December 31, 2024. As of December 31, 2022, the outstanding balance of the promissory note is $15,000.

On September 30, 2022, the Company entered into a promissory note agreement with one of shareholders, Aaron Basch, in the amount of $15,000. The Note bears an interest rate of 6% and has a maturity date set to December 31, 2024. As of December 31, 2022, the outstanding balance of the promissory note is $15,000.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $602,337, an operating cash flow loss of $364,090, and liquid assets in cash of $74,1234, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.
Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through May 24, 2023, which is the date the financial statements were available to be issued.

The Company raised approximately $600,000 from stadia ventures, Hatcher+, and other strategic inventors.

Other than the item noted above, there have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Aaron Basch, Principal Executive Officer of Sofabet Co., hereby certify that the financial statements of Sofabet Co. included in this Report are true and complete in all material respects.

Aaron Basch

CEO